

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 14, 2017

Via E-mail
Scott E. Wiegand, Esq.
Senior Vice President, Deputy General Counsel
and Corporate Secretary
Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109

> Re: **Caesars Entertainment Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 5, 2017**
> **File No. 333-216636**

Dear Mr. Wiegand:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2017 letter.

Notes to Unaudited Consolidated Condensed Pro Forma Financial Statements, page 61

1. We note adjustments (k), (n) and (o) to your pro forma financial statements. Please explain to us in detail the factors that contributed to the changes in adjustments for goodwill and intangible assets other than goodwill from the previously presented pro forma financial statements included in your registration statement filed on February 13, 2017. As part of your response, describe the methodology that you used to determine the fair value of these assets, and the specific inputs and assumptions that have changed.

2. Notwithstanding the above, please expand your disclosure regarding adjustment (n) to provide a qualitative description of the factors that make up pro forma goodwill.

3. We note your adjustment (w). Please explain to us what the present value of estimated lease payments represents and how these payments differ from minimum lease payments.

Pro Forma Contractual Obligations and Commitments, page 72

4. Please explain to us why the total payments for your failed sale-leaseback obligations differs from total future payments related to the failed sale-leaseback financing obligations as presented in note (w) on page 67.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Dan Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Monica Thurmond, Esq.